Delisting Determination,The Nasdaq Stock Market, LLC,
July 10, 2008, Ampex Corporation. The Nasdaq Stock Market,
Inc. (the Exchange) has determined to remove from listing the Class A common stock of Ampex Corporation
(the Company), effective at the opening of the trading session on July 21, 2008. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rule
4330(a)(01). The Company was notified of the Staffs determination on April 10, 2008.
The Company requested a review of the
Staffs determination before the Listing
Qualifications Hearings Panel. However, the Company withdrew its request for a hearing on May 6, 2008 and trading in the Companys securities was suspended on May 8, 2008. The
Staffs Determination to delist the Company became final on May 8, 2008.